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                             February 8, 2023

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 7,
2023
                                                            File No. 333-269419

       Dear Chang-Hyuk Kang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2023 letter.

       Amendment No. 1 to Registration Statement filed on Form S-1

       Prospectus Summary, page 4

   1. We note your revision in response to prior comment one. Please further revise to state, if true, "For the nine
months ended September 30, 2022, we had generated $904,041 of revenue in aggregate
from marketing service sales, product sales and content sales from certain Company
subsidiaries." Also state, if true, "To date, we have not generated revenue from the FANTOO
platform...." Lastly, remove the references to "as of
                                                        September 30, 2022" to
avoid confusion in this disclosure.
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk  Kang
Hanryu Holdings, Inc.
Comapany8,NameHanryu
February   2023       Holdings, Inc.
February
Page 2 8, 2023 Page 2
FirstName LastName
The Offering, page 15

2. You disclose that all information in this prospectus assumes the issuance of shares of common stock from the exercise of all issued and outstanding warrants. Since the shares outstanding as of February 6, 2023 excludes 6,487,767 shares of common stock issuable upon exercise of warrants that have not been exercised as of that date, it is unclear what share issuance is assumed. Please explain and revise as necessary. Executive Compensation, page 104

3. Please update your Securities Authorized for Issuance under Equity Compensation Plans table and your Outstanding Equity Awards at Fiscal Year-End disclosure through
         December 31, 2022.
Notes to Condensed Consolidated Financial Statements
Note 3 - Restatement, page F-18

4. Please revise to incorporate here all of the information disclosed in Explanatory Note on page F-2. Further, revise to discuss the restatement adjustments related to the reclassification of costs from Operating cost and expenses to Cost of Revenue. Lastly, discuss the adjustments and impact for the nine months ended September 30, 2021.
Notes to Consolidated Financial Statements
Note 3 - Restatement, page F-64

5. Please revise to incorporate here all of the information disclosed in the Explanatory Note on page F-48, however, such information should address the impact of the restatement adjustments as of and for the year ended December 31, 2021.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Matthew Ogurick, Esq.